Exhibit 99.1

Nano Dimension Announces Financial Results for the Third Quarter 2025

Company Driving Meaningful Cost Reductions

Company Issues Fourth Quarter 2025 Financial Guidance

Company Executes Significant Share Repurchases

Strategic Alternative Review Remains Active, Led by Guggenheim Securities, LLC and Houlihan Lokey

WALTHAM, MASSACHUSETTS -- November 19, 2025 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension”, “Nano”, or the “Company”), a leader in digital manufacturing solutions, today announced financial results for the third quarter ended September 30, 2025.

The consolidated results incorporate the financial position and performance of Markforged Holding Corporation (“Markforged”) from the acquisition date of April 25, 2025. Desktop Metal, Inc. (“Desktop Metal”) was acquired by the Company on April 2, 2025. The results of Desktop Metal from April 2, 2025 through July 28, 2025 as well as impairment charges related to the Desktop Metal assets and the costs associated with the bankruptcy and deconsolidation are included in Discontinued Operations on the Condensed Consolidated Statement of Operations.

Third Quarter 2025 Results:

•	Revenue: $26.9 million, a 81% increase from $14.9 million year-over-year

•	Gross Margin (“GM”): 30.3%, down from 48.0% year-over-year

•	Adjusted Gross Margin (“Adjusted GM”): 47.4%, down from 50.0% year-over-year

•	Adjusted EBITDA loss: $16.6 million, from a loss of $15.3 million year-over-year

•	Net Loss from Continuing Operations: $29.5 million, up from a loss of $9.9 million year-over-year

•	Total Cash, cash equivalents, deposits and investable securities: $515.5 million as of September 30, 2025, down from $551.0 million as of June 30, 2025

Year-to-date 2025 Results:

•	Revenue: $67.1 million, a 55.4% increase from $43.2 million year-over-year

•	Gross Margin (“GM”): 31.3%, down from 46.5% year-over-year

•	Adjusted Gross Margin (“Adjusted GM”): 45.5%, down from 48.4% year-over-year

•	Adjusted EBITDA loss: $43.3 million, from a loss of $44.7 million year-over-year

•	Net Loss from Continuing Operations: $66.4 million, down from a loss of $90.5 million year-over-year

A reconciliation of Adjusted EBITDA and Adjusted Gross Margin to the most directly comparable GAAP measure can be found below in this press release under “Reconciliation of US GAAP to Non-GAAP Measures.”

David Stehlin, Chief Executive Officer, commented, "Since becoming CEO in September, I committed to transforming Nano Dimension with speed, discipline and greater transparency, and that is exactly what we are accomplishing. In the third quarter and accelerating into the fourth, we are achieving measurable reductions in operating expenses, deepening customer relationships, expanding our customer base and delivering revenue growth. We believe that our stock is significantly undervalued and have recently repurchased more than 10 million shares. For the first time in the Company's recent history, we are providing financial guidance. We are beginning to realize the benefits of a laser focused approach to improving operations and driving results, all while enhancing our position with critical customers. Nano Dimension is making meaningful improvements on all fronts."

Recent Developments

•	Acceleration of Cost Reduction Initiatives: The Company expects total savings of approximately 10% to 15%, based on second quarter reported results adjusted to reflect a full quarter of Markforged, resulting in a non-GAAP operating expense from continuing operations baseline of roughly $32.5 million. In the third quarter, non-GAAP operating expenses were already about 10% below this baseline, and the Company expects to realize the full run rate savings in early 2026.

•	Leadership Change: John Brenton was appointed Chief Financial Officer, effective November 1, 2025. John's disciplined approach and operational depth will be instrumental in accelerating the execution of our cost reduction initiatives.

•	Issued Financial Guidance: For the first time in recent history, the Company provided non-GAAP financial guidance for the fourth quarter of 2025, including revenue of $31.5 million to $33.5 million, gross margin of 47% to 48.5%, operating expenses of $28 million to $29 million, and adjusted EBITDA loss of $12 million to $14 million.

•	Share Repurchases: The Company has repurchased approximately 10.1 million shares year to date for approximately $17.1 million. This includes $5.6 million, or 3.5 million shares, repurchased during the third quarter and $11.5 million, or 6.6 million shares, repurchased subsequent to quarter-end.

•	Strategic Alternative Review: As previously announced in September, the Board, with the support of Guggenheim Securities, LLC and Houlihan Lokey, is conducting a structured, data driven evaluation of all alternatives. The process is active and rigorous, and remains aligned with the Company's objectives to maximize shareholder value and unlock the potential of its technology, assets, and operations. While no timeline has been set for completing the review, the Board remains engaged, and the Company is committed to providing updates when there is something definitive to report.

2025 Financial Guidance

The following fourth quarter 2025 estimates are based on a number of assumptions that management believes to be reasonable and reflect the Company’s expectations as of November 19, 2025. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the “forward-looking statements” included in this press release when considering this information.

For the fourth quarter of 2025, the Company anticipates revenue in the range of $31.5 million to $33.5 million, non-GAAP gross margin of 47% to 48.5%, non-GAAP operating expenses of $28 million to $29 million, and Adjusted EBITDA loss in the range of $12 million to $14 million.

Financial Results

Financial results for the third quarter ended September 30, 2025

•	Total revenues for the third quarter of 2025 were $26.9 million, compared to $14.9 million in the third quarter of 2024. $17.5 million of revenues increase is attributed from the acquisition of Markforged, which was partially offset by lower revenues from the European business as tariffs are still impacting sales.

•	Total cost of revenues for the third quarter of 2025 was $18.7 million, compared to $7.7 million in the third quarter of 2024. $13.1 million of the increase is attributed to the consolidation of Markforged, including $4.2 million for the impact of inventory step-up amortization and intangible asset amortization from purchase accounting.

•	Research and development (“R&D”) expenses for the third quarter of 2025 were $8.5 million, compared to $10.0 million in the third quarter of 2024. The decrease is mainly attributed to a decrease in legacy payroll and related expenses, subcontractors and professional services. These decreases were partially offset by the acquisition of Markforged, which increased expenses $3.8 million.

•	Sales and marketing (“S&M”) expenses for the third quarter of 2025 were $10.1 million, compared to $7.1 million in the third quarter of 2024. The increase is mainly attributed to the acquisition of Markforged which added $6.6 million, partially offset by a decrease in legacy payroll and related expenses, largely associated with organizational synergies.

•	General and administrative (“G&A”) expenses for the third quarter of 2025 were $14.2 million, compared to $10.6 million in the third quarter of 2024. The increase is due to the acquisition of Markforged, which added $7.1 million, partially offset by a decrease in legacy payroll related costs.

•	During the third quarter of 2025 restructuring expenses of $2.0 million, $0.7 million of Desktop Litigation expenses, and $5.7 million of impairment losses were incurred. The impairment losses were due to a partial impairment of the Company's lease at 60 Tower Road, Waltham, MA.

•	Net loss attributable to owners of the Company from continuing operations in the third quarter of 2025 was $29.5 million, or a loss of $0.13 per share, compared to net loss of $9.6 million, or a loss of $0.04 per share, in the third quarter of 2024. The increase is primarily due to the integration of Markforged in 2025, including partial impairment of the Company's 60 Tower lease, and restructuring costs.

•	Desktop Metal was deconsolidated in the third quarter of 2025 following the Chapter 11 bankruptcy filing. This led to the consolidation of losses from discontinued operations during the period of $10.6 million and a loss from deconsolidation of $12.9 million.

Financial results for the nine months ended September 30, 2025

•	Total revenues for the nine months ended September 30, 2025, were $67.1 million, compared to $43.2 million in the nine months ended September 30, 2024. $33.6 million of revenues increase is attributed from the acquisition of Markforged, which was partially offset by lower revenues from the European business as tariffs are still impacting sales.

•	Total cost of revenues for the nine months ended September 30, 2025, were $46.1 million, compared to $23.1 million in the nine months ended September 30, 2024. $25.8 million of the increase is attributed to the consolidation of Markforged, including $8.4 million for the impact of inventory step-up amortization and intangible asset amortization from purchase accounting.

•	R&D expenses for the nine months ended September 30, 2025, were $22.6 million, compared to $30.1 million in the nine month ended September 30, 2024. The decrease is attributed mostly to a decrease in legacy payroll and related expenses, subcontractors and professional services, and materials, largely associated with organizational synergies. These decreases were partially offset by the acquisition of Markforged, which increased expenses by $7.0 million.

•	S&M expenses for the nine months ended September 30, 2025, were $25.6 million, compared to $21.2 million in the nine months ended September 30, 2024. The increase is mainly attributed to the acquisition of Markforged which added $11.8 million, partially offset by a decrease in legacy payroll and related expenses, largely associated with organizational synergies.

•	G&A expenses for the nine months ended September 30, 2025, were $42.0 million, compared to $31.2 million in the nine months ended September 30, 2024. The increase is due to the acquisition of Markforged, which added $12.2 million.

•	During the nine months ended September 30, 2025, restructuring expenses of $5.4 million, $32.0 million of Desktop Litigation expenses, and $8.4 million of impairment losses were incurred. The impairment losses were due to a partial impairment of the Company's 60 Tower lease and the partial impairment of the Company’s former Israel headquarters.

•	Net loss attributable to owners of the Company from continuing operations in the nine months ended September 30, 2025 was $66.1 million, or a loss of $0.30 per share, compared to net loss of $89.8 million, or a loss of $0.41 per share, in the third quarter of 2024. The net loss improvement is due to the change in Stratasys share price during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. This was partially offset by an increase in operating expenses in the nine months ended September 30, 2025, which includes the consolidation of Markforged, transaction and legal expenses for the Markforged and Desktop Metal acquisitions, restructuring costs, and impairment losses.

•	Full impairment of the Desktop Metal asset group of $139.4 million was recorded in the second quarter and is included in Discontinued Operations. Desktop Metal was deconsolidated in the third quarter of 2025 following the Chapter 11 bankruptcy filing. In addition to the impairment of the Desktop Metal asset group, losses from discontinued operations during the period were $41.0 million and a loss on deconsolidation of $12.9 million.

Conference Call Today

Nano Dimension will host a conference call today at 4:30 p.m. ET to discuss its financial results for the quarter ended September 30, 2025 and its financial guidance for 2025.

Participants can pre-register for the conference call in order to receive dial in information via this link: https://dpregister.com/sreg/10204294/10046022096

Participants can also dial-in/connect by following the below:

Listen in via U.S. dial-in: 1-844-695-5517
Listen via international dial-in: 1-412-902-6751

Listen via Israel toll free: 1-80-9212373
Listen via webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=cSMVcleO

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension Ltd.

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension Ltd. (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices. For more information, please visit https://www.nano-di.com/.

Non-GAAP Financial Measures

EBITDA is a non-GAAP measure and is defined as earnings before interest income, income tax, depreciation and amortization. We believe that EBITDA, as described above, should be useful in evaluating the performance of our business. EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA and operating expenses are non-GAAP measures and are defined as earnings before interest income and expense, income tax, depreciation and amortization, share-based payments, exchange rate differences, finance expenses (income) for revaluation of assets and liabilities, Desktop Metal litigation related expenses, Desktop Metal and Markforged transaction related expenses, restructuring costs, impact of deconsolidation, impairment losses, and step-up amortization from purchase accounting. We believe that Adjusted EBITDA and operating expenses, as described above, should also be useful in evaluating the performance of our business. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payments, restructuring costs, impairment losses, and and step-up amortization from purchase accounting. Adjusted EBITDA and operating expenses are useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

Adjusted gross profit, excluding depreciation and amortization, share-based compensation expenses, and step-up amortization from purchase accounting, is a non-GAAP measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be useful in evaluating the performance of our business. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA and Adjusted EBITDA, and Adjusted gross profit can be useful in evaluating our performance by eliminating the effect of financing and non-cash expenses such as share-based payments, however, we may incur such expenses in the future, which could impact future results. In addition, other companies, including companies in our industry, may calculate non-GAAP metrics differently or not at all, which may reduce the usefulness of this measure as a tool for comparison.

Nano Dimension does not provide a reconciliation of forward-looking non-GAAP financial measures to the most directly comparable GAAP measures due to the inherent difficulty in forecasting and quantifying certain significant items. These items are uncertain, depend on various factors and could have a material impact on GAAP reported results for the relevant period.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

Contacts:

Investors: Purva Sanariya

Director, Investor Relations

ir@nano-di.com

Media: Samuel Manning

Principal Manager, External Communications

press@nano-di.com

NANO DIMENSIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30, 2025 and December 31, 2024
(In thousands, except share data and par value amounts) (Unaudited)

	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$299,357	$317,169
Bank deposits	105,885	440,790
Marketable equity securities	108,585	—
Restricted deposits	60	537
Accounts receivable, net of allowance for expected credit losses ($1,793 and $811, respectively)	22,087	9,141
Inventory	38,616	16,899
Other current assets	7,618	4,790
Total current assets	582,208	789,326
Restricted deposits	1,655	768
Marketable equity securities	—	86,190
Property and equipment, net	25,316	14,143
Goodwill	33,356	—
Intangible assets, net	22,471	2,155
Right-of-use assets	25,334	9,958
Other assets	1,600	—
Total assets	$691,940	$902,540
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$12,087	$4,249
Accrued expenses	16,102	18,771
Deferred revenue	11,572	3,523
Short-term settlement payable	1,000	—
Current portion of bank loan	157	138
Lease liabilities	8,843	3,421
Total current liabilities	49,761	30,102
Long-term settlement payable	4,819	—
Long-term deferred revenue	4,075	—
Employee benefits	5,333	4,700
Long-term lease liabilities	24,947	6,707
Long-term bank loan	196	276
Total liabilities	89,131	41,785
Commitments and contingencies
Stockholders’ equity
Non-controlling interests	—	715
Share capital of NIS 5 par value each; 500,000,000 ordinary shares authorized; 216,933,812 and 215,777,000 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	417,108	409,145
Share premium and capital reserves	1,295,359	1,297,348
Treasury shares	(173,264)	(167,651)
Foreign currency translation reserve	2,805	1,044
Remeasurement of net defined benefit liability	(2,181)	(2,181)
Accumulated loss	(937,018)	(677,665)
Total stockholders’ equity	602,809	860,755
Total liabilities and stockholders’ equity	$691,940	$902,540

NANO DIMENSIONS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Nine Months ended September 30, 2025
(In thousands, except per share data) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025(1)	2024	2025(1)	2024
Revenue	$26,884	$14,856	$67,122	$43,206
Cost of revenue	18,740	7,725	46,094	23,111
Gross profit	8,144	7,131	21,028	20,095
Operating expenses
Research and development	8,530	9,963	22,588	30,109
Sales and marketing	10,097	7,108	25,648	21,153
General and administrative	14,210	10,594	41,985	31,244
Restructuring expense	2,021	—	5,383	—
Desktop Metal litigation expense	693	—	32,008	—
Impairment losses	5,721	—	8,406	—
Total operating expenses	41,272	27,665	136,018	82,506
Loss from operations	(33,128)	(20,534)	(114,990)	(62,411)
(Loss) gain on investment in marketable equity securities	(2,617)	(776)	22,396	(57,880)
Loss from deconsolidation of subsidiaries	—	—	(1,666)	—
Other income (expense), net	(150)	—	(206)	109
Finance expense	(258)	(39)	(521)	(2,746)
Finance income	6,674	11,449	28,697	32,481
Loss before income taxes	(29,479)	(9,900)	(66,290)	(90,447)
Income tax expense (benefit)	24	(47)	123	78
Net loss from continuing operations	(29,503)	(9,853)	(66,413)	(90,525)
Net loss from discontinued operations, net of income tax of nil	(23,502)	—	(193,263)	—
Net loss	(53,005)	(9,853)	(259,676)	(90,525)
Loss attributable to non-controlling interests	—	(294)	(323)	(774)
Loss attributable to owners	$(53,005)	$(9,559)	$(259,353)	$(89,751)

Basic and diluted loss per share
Net loss per share from continuing operations - basic and diluted	$(0.13)	$(0.04)	$(0.30)	$(0.41)
Net loss per share from discontinued operations - basic and diluted	$(0.11)	$—	$(0.89)	$—

(1) The results for the three months ended September 30, 2025 include the consolidation of Markforged revenue of $17.5 million, gross profit of $4.3 million, and GAAP net loss of $19.2 million. The results for the nine months ended September 30, 2025 include the consolidation of Markforged revenue of $33.6 million, gross profit of $7.8 million, and GAAP net loss of $29.5 million.

NANO DIMENSIONS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands) (Unaudited)

	For the Nine Months Ended September 30,
	2025	2024
Cash flow from operating activities:
Net loss from continuing operations	$(66,413)	$(90,525)
Adjustments:
Depreciation, amortization, and non-cash lease interest	15,052	1,870
Impairment losses	8,406	—
Financing income, net	(28,448)	(29,782)
Interest received	28,615	32,835
(Gain) loss from revaluation of financial assets and liabilities accounted at fair value	(22,377)	57,927
Loss from deconsolidation of subsidiaries	1,666	—
Share-based payments	3,018	12,508
Other	537	190
	(59,944)	(14,977)
Changes in assets and liabilities:
Decrease (increase) in inventory	3,418	(1,609)
(Increase) decrease in other receivables	(602)	6,238
Decrease in trade receivables	2,171	217
Decrease in other payables	(9,324)	(3,930)
Decrease in employee benefits	(508)	(282)
Increase (decrease) in trade payables	6,255	(1,015)
Net cash used in operating activities	(58,534)	(15,358)

Cash flow from investing activities:
Change in bank deposits	333,799	(7,563)
Change in restricted bank deposits	462	(11)
Acquisition of property, plant and equipment	(672)	(1,659)
Acquisition of intangible asset	—	(711)
Acquisition of subsidiaries, net of cash acquired	(267,806)	—
Deconsolidation of subsidiaries	(476)	—
Net cash provided by (used in) investing activities	65,307	(9,944)

Cash flow from financing activities:
Repayment long-term bank debt	(111)	(143)
Proceeds from non-controlling interests	—	555
Payments of share price protection recognized in business combination	—	(363)
Repurchase of treasury shares	(5,050)	(69,755)
Net cash used in financing activities	(5,161)	(69,706)

Cash flows provided by (used in) discontinued operations:
Net cash used in operating activities	(31,945)	—
Net cash used in investing activities	(437)	—
Net cash provided by financing activities	10,009	—
Net cash used in discontinued operations	(22,373)	—
Decrease in cash and cash equivalents	(20,761)	(95,008)
Cash and cash equivalents at beginning of the period	317,169	309,571
Effect of exchange rate fluctuations on cash	2,949	(903)
Cash and cash equivalents at end of the period	$299,357	$213,660

Supplemental disclosures of cash flow information
Cash and cash equivalents	$299,357	$213,660
Restricted cash in restricted deposits, current	60	60
Restricted cash in restricted deposits, non-current	1,655	861
Total cash, cash equivalents and restricted cash shown in the condensed consolidated statements of cash flows	$301,072	$214,581

Non-cash transactions:
Property, plant and equipment acquired on credit	$13	$124
Repurchase of treasury shares in trade payables	563	—
Recognition of a right-of-use asset	1,167	1,215
Income taxes paid during the period	56	271

NANO DIMENSIONS LTD.

RECONCILIATION OF US GAAP TO NON-GAAP MEASURES

(In thousands) (Unaudited)

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
	2025	2024	2025	2024
GAAP Net loss from continuing operations	$(29,503)	$(9,853)	$(66,413)	$(90,525)
Tax expense (benefit)	24	(47)	123	78
Depreciation and amortization	2,516	518	5,026	1,870
Interest expense	244	—	428	—
Interest income	(4,880)	(10,635)	(20,133)	(32,481)
Non-GAAP EBITDA (loss)	(31,599)	(20,017)	(80,969)	(121,058)
Finance expenses (income) from revaluation of assets and liabilities	2,617	790	(22,375)	57,927
Exchange rate differences	(1,776)	(814)	(8,500)	2,635
Share-based payments expense	1,373	4,053	3,018	12,508
Desktop Metal litigation related expenses	693	—	32,008	—
Desktop Metal and Markforged transaction related expenses	770	721	10,591	3,442
Restructuring costs	2,021	—	5,383	—
Loss from deconsolidation of subsidiaries	—	—	1,666	—
Impairment losses	5,721	—	8,406	—
Acquisition inventory step-up amortization	3,603	—	7,452	—
Other non-GAAP	—	—	—	(115)
Non-GAAP Adjusted EBITDA from continuing operations	$(16,577)	$(15,267)	$(43,320)	$(44,661)

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
Non-GAAP Cost of Revenue	2025	2024	2025	2024
GAAP Cost of revenue	$18,740	$7,725	$46,094	$23,111
Share-based payments expense	171	242	497	710
Depreciation and amortization	822	56	1,544	108
Acquisition inventory step-up amortization	3,603	—	7,452	—
Non-GAAP Cost of revenue	$14,144	$7,427	$36,601	$22,293

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
Non-GAAP Gross Profit	2025	2024	2025	2024
GAAP Gross profit	$8,144	$7,131	$21,028	$20,095
Share-based payments expense	171	242	497	710
Depreciation and amortization	822	56	1,544	108
Acquisition inventory step-up amortization	3,603	—	7,452	—
Non-GAAP Gross profit	$12,740	$7,429	$30,521	$20,913

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
Non-GAAP Research and Development Expenses	2025	2024	2025	2024
GAAP Research and development expenses	$8,530	$9,963	$22,588	$30,109
Share-based payments expense	541	1,495	1,254	4,864
Depreciation and amortization	434	251	1,008	862
Non-GAAP Research and development expenses	$7,555	$8,217	$20,326	$24,383

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
Non-GAAP Sales and Marketing Expenses	2025	2024	2025	2024
GAAP Sales and marketing expenses	$10,097	$7,108	$25,648	$21,153
Share-based payments expense	140	446	688	1,375
Depreciation and amortization	816	51	1,452	375
Non-GAAP Sales and marketing expenses	$9,141	$6,611	$23,508	$19,403

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
Non-GAAP General and Administrative Expenses	2025	2024	2025	2024
GAAP General and administrative expenses	$14,210	$10,594	$41,985	$31,244
Share-based payments expense	521	1,870	579	5,559
Depreciation and amortization	444	160	1,022	525
Desktop Metal and Markforged transaction related expenses	770	721	10,591	3,442
Other non-GAAP	—	—	—	(115)
Non-GAAP General and administrative expenses	$12,475	$7,843	$29,793	$21,833

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
Non-GAAP Operating Loss	2025	2024	2025	2024
GAAP Operating loss	$(33,128)	$(20,534)	$(114,990)	$(62,411)
Share-based payments expense	1,373	4,053	3,018	12,508
Depreciation and amortization	2,516	518	5,026	1,870
Desktop Metal litigation related expenses	693	—	32,008	—
Desktop Metal and Markforged transaction related expenses	770	721	10,591	3,442
Restructuring costs	2,021	—	5,383	—
Impairment losses	5,721	—	8,406	—
Acquisition inventory step-up amortization	3,603	—	7,452	—
Other non-GAAP	—	—	—	(115)
Non-GAAP Operating loss	$(16,431)	$(15,242)	$(43,106)	$(44,706)

DISAGGREGATED REVENUE BY NATURE OF PRODUCTS AND SERVICES
(In thousands) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Hardware	$14,664	$10,884	$42,844	$31,936
Consumables	7,430	2,683	15,176	7,328
Services	4,790	1,289	9,102	3,942
Total Revenue	$26,884	$14,856	$67,122	$43,206

DISAGGREGATED REVENUE BY GEOGRAPHIC LOCATION
(In thousands) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Americas	$12,831	$5,906	$28,578	$15,487
EMEA	10,337	8,102	30,139	24,616
APAC	3,716	848	8,405	3,103
Total Revenue	$26,884	$14,856	$67,122	$43,206